Exhibit 8

TCI Releases Strategic Plan to Put CN Back on Track

and Highlights Case for Change at the Company

Details its Vision for CN: Four Key Priorities, a Strategic Plan to Strengthen CN’s Governance, Leadership and Network and a Six-Point Plan for Sustainable, Long-term Growth

Launches www.CNBackOnTrack.com as a Shareholder Resource

LONDON, October 18, 2021 – Long-term shareholders CIFF Capital UK LP and The Children’s Investment Master Fund, acting by their investment manager TCI Fund Management Limited (CIFF Capital UK LP, The Children’s Investment Master Fund and TCI Fund Management Limited, together, “TCI”), today issued its strategic plan to put Canadian National Railway Company (TSX:CNR)(NYSE:CNI) ("CN" or the "Company") back on track. The plan, which highlights the case for change at the CN Board of Directors (the “Board”) and for a new CEO, details four key priorities, a strategic plan to strengthen CN’s governance, leadership and network, and a six-point plan for sustainable long-term growth from its Montreal headquarters.

The full plan can be found at www.CNBackOnTrack.com, which TCI has developed as a resource for shareholders and to provide more information about proposed nominees Gilbert Lamphere, Allison Landry, Rob Knight and Paul Miller, as well as CEO candidate Jim Vena. The website also allows shareholders to review important materials and key developments leading up to the CN Special Meeting of Shareholders scheduled for March 22, 2022 (the “Special Meeting”).

TCI’s Vision for CN:

A high-quality, experienced Board, a world-class railroader as CEO and a long-term plan for sustainable growth.

TCI’s four key priorities:

1.	Grow the business.
2.	Invest in the network and technology to create capacity, improve fluidity and connect new customers to the railroad.
3.	Develop and motivate the people of CN to deliver the growth plan safely as an alternative to random headcount reductions.
4.	Actively campaign and publicly advertise to promote the environmental and fuel efficiency benefits of railroads versus trucks. Better educate customers and increase public awareness that moving freight from the highways to the railroads will significantly lower CO2 emissions, reduce road congestion and advance the urgent fight against climate change.

TCI’s strategic plan to strengthen CN’s governance, leadership and network:

1.	Elect Gilbert Lamphere, Allison Landry, Rob Knight and Paul Miller to the Board to improve the quality of corporate governance at CN: The candidates are independent, highly-skilled and well-qualified individuals who have extensive operational and analytical experience in the railroad industry.
2.	Appoint Jim Vena as CEO: a well-respected railroader with a proven track record as an exceptional operator and leader who is uniquely qualified to run CN.
3.	Establish a culture of operational excellence, continuous improvement and outstanding customer service.

4.	Optimize the network and supply chain links for service, capacity, velocity, safety and reliability.
5.	Grow the business with a synchronized operations and marketing team, a relentless culture of disciplined execution and support from technology and ESG leadership – all under a world-class CEO.

The result: an efficient, high-service, reliable, low cost, low carbon, safe service plan with a re-energized team to execute, grow the business and take trucks off the highways.

TCI’s six-point plan for sustainable, long-term growth:

1.    A low cost, high-service network will enable the CN marketing team to use competitive pricing to win new business and take market share from trucks.

2.    A reliable, high-service product offering will make CN a more attractive shipping alternative for customers.

3.    A more efficient cost structure will shorten the distance over which intermodal becomes price competitive.

4.    A reliable and precise schedule will free up network capacity for CN to offer more frequent shipment options and departure times.

5.    A more profitable business model will generate more cash for CN to invest in track to connect new customers and shortline feeder railroads to CN’s network.

6.    Higher cashflows can also be used by CN to relieve critical network pinch-points and invest in technology to improve network capacity, velocity and safety.

In summary: an efficient, high-service, reliable, low cost, fluid and flexible network will open up significant new growth opportunities for CN.

The plan also highlights and details how:

•	TCI’s nomination of Gilbert Lamphere, Allison Landry, Rob Knight and Paul Miller to the Board and Jim Vena as CEO will help CN realize its full potential for ALL shareholders. These independent, highly skilled and well-qualified director candidates will give the Board much needed railroad experience and expertise and will drive change and create value for ALL CN shareholders.

•	The Board has been responsible for multiple corporate governance failures, including permitting a brain-drain of high quality operators to leave CN, sanctioning the failed bid for Kansas City Southern, establishing a Board that has no meaningful railroad experience and expertise, and selective, inconsistent and potentially misleading disclosure of material information that shows a deliberate lack of transparency with respect to corporate governance matters.

•	The CEO’s hastily-conceived strategic plan and the recent resignation of one of CN’s directors are clear signs that change is needed. The knee-jerk, reactive, one year strategic plan is focused on short-term targets for Operating Ratio (“OR”), huge share buybacks, asset sales, capital expenditure and headcount reductions (1,050 employees). The operational plan does not acknowledge and address the fundamental issue of a lack of a culture of excellence, and is concerning because the network and operations are unprepared, and the current leadership team lacks the ability and credibility to execute it.

•	Poor oversight by the Board and weak leadership by the CEO Jean-Jacques Ruest has resulted in CN underperforming other Class 1 railroads on key metrics of operational and financial performance. CN has the best network in North America and should be the most efficient and fastest growing railroad in North America.

The Board

The Board has been responsible for multiple corporate governance failures. The Board should soon have five vacancies that will need to be filled, which will provide the opportunity for new highly-qualified directors to join the Board. Julie Godin has recently resigned, Robert Pace has announced he will be leaving the Board at the AGM in 2022, one other director will also be leaving in 2022 and two more directors will soon be reaching the age limit for the Board. TCI has nominated the four independent candidates because it believes they will make excellent Board directors.

The Independent, Highly-skilled Board Candidates

•	Gilbert Lamphere: One of the most experienced railroad executives in North America, with 40 years of experience in the railroad industry. Mr. Lamphere has been a board member of several public and private railroad companies.
•	Allison Landry: Currently an independent director on the board of XPO Logistics, Inc., a leading North American transportation company. Ms. Landry previously spent 16 years as a highly respected equity research analyst at Credit Suisse specializing in the railroad, trucking, airfreight and logistics industries.
•	Rob Knight: Former Chief Financial Officer of Union Pacific, a position he held for 15 years. During Mr. Knight’s 40-year tenure at Union Pacific, he held a variety of senior executive positions, including General Manager of the company’s energy and automotive businesses.
•	Paul Miller: An expert in transportation, logistics, safety management and regulatory affairs and a former executive at CN from 1978-2011. During his 33-year career at the Company, Mr. Miller held leadership roles in operations, marketing and planning. He retired as CN's Vice President of Safety, Sustainability and Network Transportation in 2011.

All the Board nominees are independent of TCI and are in no way affiliated with TCI. No TCI director, officer, employee or other representative is being nominated. TCI does not control the nominees and will not control the Board if the nominees are elected.

Advisors

Kingsdale Advisors is acting as strategic shareholder and communications advisor to TCI. ASC Advisors is acting as communications advisor to TCI. Allen McDonald Swartz LLP, Fasken Martineau DuMoulin LLP and Schulte Roth & Zabel LLP are acting as legal counsel to TCI.

About TCI Fund Management

Founded in 2003 by Sir Christopher Hohn, TCI Fund Management Limited, the investment manager of CIFF Capital UK LP and The Children’s Investment Master Fund, is a value-oriented, fundamental investor which invests globally in strong businesses with sustainable competitive advantages. Using a private equity approach, TCI Fund Management Limited conducts deep fundamental research, constructively engages with management and adopts a long-term investment horizon. For more information on TCI Fund Management Limited and its ESG policy, visit www.tcifund.com/ESG. TCI Fund Management Limited is authorised and regulated by the Financial Conduct Authority.

Disclosures

TCI has been a CN shareholder since 2018. TCI currently owns more than 5% of the shares outstanding (valued at US$4.3 billion) and is committed to the long-term success of CN.

Contacts

Kingsdale Advisors:

Ian Robertson
President, Canada
Direct: 416-867-2333
Cell: 647-621-2646
Email: irobertson@kingsdaleadvisors.com

Hyunjoo Kim

Director, Communications, Marketing & Digital Strategy

Direct: 416-867-2357

Cell: 416-899-6463

Email: hkim@kingsdaleadvisors.com

TCI Media Contacts:

ASC Advisors, New York
Steve Bruce: sbruce@ascadvisors.com
Taylor Ingraham: tingraham@ascadvisors.com
203-992-1230

Information in Support of Public Broadcast Solicitation

Shareholders are not being asked at this time to execute a proxy in favour of TCI’s nominees for election to the Board or any other resolutions set forth in TCI’s requisition for the Special Meeting. In connection with the Special Meeting, TCI has filed a preliminary information circular dated September 27, 2021 (the “Circular”) and expects to issue a supplement thereto or amendment and restatement thereof (the “Final TCI Circular”) containing further disclosure concerning TCI’s proposals, together with additional details concerning the completion and return of forms of proxy and voting information forms (“VIFs”) to be provided by TCI for use at the Special Meeting.

This press release and any solicitation made by TCI in advance of the Special Meeting is, or will be, as applicable, made by TCI and not by or on behalf of the management of CN.

Shareholders of CN are not being asked at this time to execute proxies in favour of TCI’s nominees (in respect of the Special Meeting) or any other resolution set forth in the requisition. TCI intends to make its solicitation primarily by mail, but proxies may also be solicited personally by telephone, email or other electronic means, as well as by newspaper or other media advertising or in person, by TCI, certain of its members, partners, directors, officers and employees, TCI’s nominees or TCI’s agents, including Kingsdale Advisors, who has been retained by TCI as its strategic shareholder advisor and proxy solicitation agent. Pursuant to the agreement between Kingsdale Advisors and TCI Fund Management Limited, Kingsdale Advisors will receive a fee of up to $3.5 million, plus customary fees for each call to or from shareholders of CN, and will be reimbursed for certain out-of-pocket expenses, with all such costs to be borne by TCI. In addition, TCI may solicit proxies in reliance upon the public broadcast exemption to the solicitation requirements under applicable Canadian corporate and securities laws, by way of public broadcast, including press release, speech or publication, and in any other manner permitted under applicable Canadian laws. Any members, partners, directors, officers or employees of TCI and their affiliates or other persons who solicit proxies on behalf of TCI will do so for no additional compensation. The costs incurred in the preparation and mailing of the Circular and the Final TCI Circular, and the solicitation of proxies by TCI will be borne by TCI, provided that, subject to applicable law, TCI may seek reimbursement from CN of TCI’s out-of-pocket expenses, including proxy solicitation expenses and legal fees, incurred in connection with a successful reconstitution of the Board.

A registered shareholder of CN who has given a proxy may revoke the proxy at any time prior to use by:

(a)       depositing an instrument or act in writing revoking the proxy, executed or, in Quebec, signed by such registered shareholder or by his, her or its personal representative authorized in writing or by electronic signature or, if the registered shareholder is a corporation, by an officer or attorney thereof properly authorized, either: (i) at the registered office of CN at any time up to and including the last business day preceding the day of the Special Meeting or any postponement(s) or adjournment(s) thereof, at 935, rue de La Gauchetière ouest, Montréal, Québec, Canada, H3B 2M9; or (ii) with the chairman of the Special Meeting prior to commencement of the Special Meeting on the day of the Special Meeting or any postponement(s) or adjournment(s) thereof; or

(b)       revoking the proxy in any other manner permitted by law.

A non-registered shareholder may revoke a form of proxy or VIF given to an intermediary or Broadridge Investor Communications (or any such other service company) at any time by submitting another properly completed form of proxy or VIF, as the latest form of proxy or VIF will automatically revoke any previous one already submitted, or by written notice to the intermediary in accordance with the instructions given to the non-registered shareholder by its intermediary.

Based on information provided to TCI by each respective nominee, none of TCI’s nominees, nor any of their associates or affiliates, has had any material interest, direct or indirect, in any transaction since the commencement of CN’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect CN or any of its subsidiaries.

Based on information provided to TCI by each respective nominee, none of TCI nor any member, partner, director or officer of TCI, nor any of TCI’s nominees, nor any associates or affiliates of the foregoing, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in the matters currently known to be acted upon at the Special Meeting, other than in respect of TCI’s ownership, control or direction of an aggregate of 36,699,825 common shares of CN, and the removal of certain incumbent directors and the election of the nominees as directors of CN.

CN's registered office address is 935, rue de La Gauchetière ouest, Montréal, Québec, Canada, H3B 2M9. A copy of the Circular which contains the information required in respect of each of TCI’s nominees may be obtained on CN's SEDAR profile at www.sedar.com.